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ANNUAL ~~AUDITED REPORT~~ FORM X-17A-5 ~~PART III~~

SEC FILE NUMBER
8- 36808

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 9/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E. H. SMITH JACOBS & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 BROAD STREET
(No. and Street)

NEW YORK (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FREDRIC R. OBSBAUM (212) 509-7800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI & GRUMER LLP
(Name – *if individual, state last, first, middle name*)

80 BROAD STREET 19 FLOOR (Address) NEW YORK (City) NY (State) 10004 (Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 2 9 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
JAN 17 2008
THOMSON FINANCIAL

Rec'd 11/29/07

OATH OR AFFIRMATION

I, MARIE-REGINA FORBES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E. H. SMITH JACOBS & CO., INC., as of SEPTEMBER 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GLORIA CALICCHIA
Notary Public, State of New York
No. 24-0538880
Qualified in Kings County
Certificate Filed in New York County
Commission Expires February 28, 2010

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Operations.
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E.H. SMITH JACOBS & CO., INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2007

E.H. SMITH JACOBS & CO., INC. AND SUBSIDIARY

INDEX



KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of E.H. Smith Jacobs & Co., Inc.

We have audited the accompanying consolidated statement of financial condition of E.H. Smith Jacobs & Co., Inc. and subsidiary (the "Company") as of September 30, 2007, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. Thise financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the consolidated financial position of E.H. Smith Jacobs & Co., Inc. and subsidiary as of September 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

November 19, 2007

Kaufmann Gallucci & Grumer LLP

80 Broad Street, Suite 1901 • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

E.H. SMITH JACOBS, INC. & CO., AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2007

ASSETS

Cash and cash equivalents	$	155,879
Due from clearing broker		468,145
Securities owned, at market value		1,728,381
Prepaid expenses and other assets		30,821
Property and equipment, net of accumulated depreciation		45,883
Total assets	$	2,429,108

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Securities sold but not yet purchased	$	189,490
Due to clearing brokers		50,410
Accrued expenses and other liabilities		442,578
Total liabilities		682,478
Common stock, no par value; 300 shares authorized, 200 shares issued and outstanding		2,082,728
Accumulated deficit		(336,098)
Total stockholders' equity		1,746,630
Total liabilities and stockholders' equity	$	2,429,108

The accompanying notes are an integral part of this financial statement.

E.H. SMITH JACOBS & CO., INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2007

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

E. H. Smith Jacobs & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of NASDAQ Stock Market and New York Stock Exchange. The Company is engaged in the execution of stock transactions for its own account and those of its customers. E.H. Smith Jacobs & Co., Inc. conducts business as a member of the Nationlal Association of Securities Dealers ("NASD"), on the New York Stock Exchange and on the NASDAQ Stock Market. During September 2006 the Company acquired Christopher Forbes, LLC. Christopher Forbes, LLC is also a broker-dealer registered with the SEC, is a member of NASD and also conducts business on the New York Stock Exchange. Both broker-dealers are subject to the regulation of the Financial Industry Regulatory Authority ("FINRA").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the accounts of E.H. Smith Jacobs & Co., Inc. and its wholly owned subsidiary Christopher Forbes, LLC (collectively called "the Company").

Cash and cash equivalents include cash in bank accounts and deposits in money market accounts with maturities of three months or less.

Securities transactions and related revenues and expenses are recorded on a trade-date basis. Commission income and expense relating to customer transactions are recorded on a trade-date basis as securities transactions occur.

Securities owned are valued at market value. Securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in net trading gains on the statement of operations.

The Company records property and equipment at cost. Depreciation is computed over the estimated useful lives of the assets on a straight-line basis.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - CONTINUED

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company has net operating loss ("NOL") carryforwards of approximately $1,500,000 which are available to reduce future taxable income. Such loss carryforwards expire in 2027. The net operating loss carryforward generated a deferred tax asset of $600,000. However, the Company has determined that a valuation allowance of $600,000 against such deferred asset is necessary.

NOTE 3 - NET CAPITAL REQUIREMENTS OF E.H. SMITH JACOBS & CO., INC.

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of September 30, 2007, the Company had net capital of approximately $816,000, which exceeded its requirement of $100,000 by $716,000. At September 30, 2007, the Company's ratio of aggregate indebtedness to net capital was approximately 34%.

The following is a summary of certain information of the Company's consolidated subsidiary:

Total assets	$1,188,979
Member's equity	756,253

The net capital of the subsidiary, Christopher J. Forbes, LLC is not consolidated with that of E.H. Smith Jacobs & Co., Inc.

E.H. SMITH JACOBS & CO., INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION (continued)
SEPTEMBER 30, 2007

NOTE 4 - SECURITIES OWNED AND SECURITIES SOLD NOT YET PURCHASED

Marketable securities owned and sold not yet purchased, consist of trading and investment securities, at market values, as follows:

	Securities Owned	Securities Sold Not Yet Purchased
Obligations of U.S. government	$ 494,920	-
Corporate stocks	1,211,076	$189,490
Options	22,386	-
	$1,728,382	$189,490

NOTE 5 - ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consists of the following:

Deposits from traders	$293,608
Operating expenditures	148,970
	$442,578

NOTE 6 - RELATED PARTY TRANSACTIONS

During the year a loan, in the amount of $74,726 from an affiliated company, was repaid.

NOTE 7 - LEASE COMMITMENTS

The Company leases office space under an operating lease agreement expiring April 30, 2012. The approximate future minimum annual lease payments are:

Year ended September 30	Minimum lease payments
2008	$117,000
2009	120,000
2010	123,000
2011	127,000
2012	74,000
Total	$561,000

Rent expense for the year ended September 30, 2007, totaled $151,680.

NOTE 8 - PENSION AND PROFIT-SHARING PLAN

The Company, together with related companies, has participated in a profit-sharing plan. Contributions to the plans are based on the wages of eligible employees up to $200,000. The plans are on a fiscal year, September 1 to August 31. Contributions to the plans are determined each year by the Board of Directors, and may be up to fifteen percent of eligible compensation. For the plan year ended August 31, 2007, the Company contributed approximately $12,000 to the profit-sharing plan.

NOTE 9 - 401(k) PLAN

The Company adopted a 401(k) plan (the "Plan") effective January 1, 2005. The Plan covers all full-time employees who are twenty-one years of age or older and have completed one year of service. Participants are permitted to make contributions of a set percentage of their annual gross salary. The amount deferred in any calendar year may not exceed the limits specified under Internal Revenue Code Sections 401(k).

The Company may make matching contributions equal to the employee elective deferral contributions. However, matching contributions are not made with respect to elective deferral contributions in excess of 3% of an employee's compensation. During the fiscal year ended September 30, 2007 the Company contributed approximately $58,000 to the Plan.

NOTE 10 - DERIVATIVE FINANCIAL INSTRUMENTS AND OFF-BALANCE-SHEET RISK

During the year ended September 30, 2007, the Company's trading activities included equity and index options, all of which are forms of derivative financial instruments. These derivatives were used for trading purposes and for managing risk associated with the portfolio of investments. All positions are reported in the accompanying statement of financial condition at market value, and any change in market value is reflected in the accompanying statement of income as gain or loss as it occurs.

Derivative financial instruments derive their value based upon an underlying asset, index or reference rate. These instruments are subject to various risks similar to nonderivative financial instruments, including market, credit, liquidity and operational risks. The Company manages these risks associated with derivatives on an aggregate basis.

The Company is also subject to certain inherent risks from its trading activities of selling securities short. Subsequent market fluctuations of securities sold, not yet purchased may require purchasing the securities at higher prices.

NOTE 10 - CONTINUED

The Company acts on behalf of its customers to arrange for the purchases and sales of securities. The Company is exposed to losses if such customers do not satisfy their responsibilities for these trades. The Company seeks to control these risks by monitoring the activities of these customers. Transactions for the Company's customers are generally cleared through and carried by a carrying broker-dealer (a "clearing firm") on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements.

The Company is exposed to credit losses in the event customers fail to satisfy their obligation in connection with their securities transactions. As of September 30, 2007, customer obligations to the clearing firm were collateralized by cash and securities with market values in excess of the obligations.

NOTE 11 - CONCENTRATIONS OF CREDIT RISK

The cash equivalents, amounts due from clearing brokers and securities positions all represent concentrations of credit risk. Management does not believe that the ultimate disposition of these items will result in any loss to the Company.

The Company maintains cash in a bank account which, at times, may exceed federally insured limits.

END